

Mail Stop 3561

August 22, 2008

Via U.S. Mail

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road, Suite 710
Margate, Florida 33063

> **Re: Thewebdigest Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed August 6, 2008**
> **File No. 333-151485**

Dear Mr. Adelstein:

We have reviewed your responses to the comments in our letter dated July 3, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Registration Statement

Cover Page

1. We note your response to prior comment 1; however, we are unable to locate revised disclosure on the registration statement cover page. Please revise your disclosure on the front cover page to your registration statement to include the approximate date of commencement of the proposed sale to the public. This disclosure should appear directly above the disclosure relating to whether your securities are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act.

<u>General</u>

2. We note your response to prior comment 5; however, you have not provided sufficient information to conclude that you are not a blank check company pursuant to Rule 419 of the Securities Act of 1933. In particular, although your plan is to establish "internet informational portals" it does not appear that you have taken any measurable steps toward this goal other than reserving domain names. Please tell us why you do not believe that you are a blank check company or revise your disclosure to indicate that you are a blank check company. Your response should address:

    - Any specific steps you have taken to implement your business plan, including contacts you have signed or payments you have made to develop elements of your proposed business, such as your website or any individual information portal;
    - Any market research you have done to determine whether your business plan will attract subscribers or advertisers;
    - The specific steps you will need to complete in order for your business to become operational and start generating revenue, including anticipated timelines for completion of each step and funding amounts needed to complete the step; and
    - Your anticipated sources of funding, including the steps you believe you can complete with the proceeds from this offering and any discussions you have had with funding sources.

<u>Prospectus Summary, page 1</u>

3. We note your response to prior comment 10. Please revise your disclosure further to explain what it is you intend to sell to various advertising distribution channels. Also, explain what you mean when you state that "emphasis will be placed on the following types of products." Do you intend to sell products from your web portals or only advertising space? Will you charge users a subscriber fee? In addition, please explain what you mean by "sponsorships" and "search potentials." Do you expect that these will generate revenue? Finally, what is meant by "create economic substance?" Please revise your business section to comply with this comment as well.

<u>Risk Factors, page 5</u>

4. We were unable to locate the changed risk factor you mention in response to previous comment 15. Please advise or revise your filing to include a risk factor describing the uncertainties relating to your ability to adhere you your proposed schedule and budget, including specific dates or timelines and dollar amounts.

Dilution of the Price You Pay for Your Shares, page 14

5. We note your disclosure on page 14 that dilution represents the difference between the offering price ($0.01) and the net tangible book value per share immediately after completion of the offering ($0.002). Please explain how you calculated the dilution of $0.00675 per share.

Use of Proceeds, page 14

6. We note your response to previous comment 18. Please revise to provide specific disclosure regarding your use of proceeds from the offering to develop the first five web informational portals. How much of the proceeds will be paid to independent contractors and consultants? How much will go toward advertising or research? How much will go toward hiring new employees or salespeople? Your disclosure should include specific estimates of the cost of each use and describe the order of priority. Also, please discuss your plans regarding these specific uses if substantially less than the maximum proceeds are obtained from the offering. If you have not allocated the proceeds to particular uses, clearly state this and warn users that you will have absolute discretion in the use of proceeds.

Management's Discussion and Analysis or Plan of Operation, page 17

7. We note your disclosure that you have retained independent contractors and consultants to provide technical services. Please revise to disclose the terms of the agreements in your MD&A section and file the relevant agreements with the next amendment.

8. Please advise or reconcile your statement in the second paragraph on page 18 that you estimate that you will require approximately $50,000 to complete the production and development of the initial five web portals and not more than $40,000 for marketing (for a total of not more than $90,000) with your disclosure in the third paragraph on page 18 that the company anticipates requiring a total of $100,000 to $150,000 of funding in the next twelve months in order to generate revenues to achieve your business plan goals. Please provide disclosure discussing the uses to which you will put the additional $10,000 to $60,000.

9. Discuss the basis for your estimate of $100,000 to complete the first five web portals.

10. Please provide a basis for your statement that each web portal should generate $100,000 annually of gross revenues or delete.

Plan of Operation, page 18

11. Please specify what "start-up" costs you paid with $9,742.

Our Business, page 22

12. We note your response to previous comment 21. We also note your disclosure in the table on page 14 that if 100% of the shares are sold, net offering proceeds would be $23,500. Please advise or revise your disclosure in the "Our Business" section of your prospectus to provide a statement indicating your opinion as to the period of time that the proceeds from the offering if 100% of the shares are sold will satisfy cash requirements. Your disclosure should also identify the specific reasons for your opinion and set forth the categories of expenditures.

13. We note your response to prior comment 22. We were unable to locate the information regarding your reports to security holders, including information relating to the SEC's Public Reference Room, in your filing. Please advise or revise your filing to include information required by Item 101(h)(5) of Regulation S-K.

Limitation on Liability, page 29

14. We note your response to previous comment 27. Please delete references to indemnification of your officers in the first paragraph under the heading Limitation on Liability or provide us with the basis for your statements. Please also revise your disclosure in Item 24 for consistency.

Part II

Item 27. Exhibits, page II-2

15. We note your response to prior comment 28 stating that you eliminated Exhibit 5.1. An opinion regarding the legality of the securities being registered is required by Item 601(b)(5) of Regulation S-K. Please revise your disclosure accordingly and provide us with the exhibit. Also, please revise your disclosure and provide us with the exhibit required by Item 601(b)(23) of Regulation S-K.

16. We note that Mr. Steven Adelstein signed the Registration Statement as attorney-in-fact. If any name is signed to the Registration Statement pursuant to power of attorney, manually signed copies of such power of attorney must be filed as an exhibit. Please advise or revise your disclosure and provide us with the exhibit required by Item 601(b)(24) of Regulation S-K.

Item 28. Undertakings, page II-2

17. We note your response to previous comment 29 and reissue. Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Signatures

18. Please have your principal financial officer and controller or principal accounting officer sign the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal